Seabridge Gold Inc.

News Release

Trading Symbols:  TSX-V: SEA                                For Immediate Release
          AMEX: SA                              February 21, 2006

Seabridge Gold Identifies New Target at Four-Mile Basin
2006 Drill Program Designed to Test High Grade Vein Potential

Toronto, Canada…At its 100% owned Four-Mile Basin property in Nevada, Seabridge Gold’s exploration team has identified a very large, gold-bearing hydrothermal system which was formed during the same period as other major deposits in the Walker Lane Trend such as Round Mountain and Goldfields.

The Four-Mile Basin project consists of 121 unpatented mining claims (about 2,420 acres) located in Nye County, Nevada staked by a Seabridge subsidiary in 2002.

The hydrothermal system remains intact within the basin of a collapsed caldera complex covered by landslide breccia wrongly identified by previous operators as recent colluvium. Surface mapping and sampling by Seabridge during 2005 have traced part of an arcuate ring fault along the edge of the basin which may have been the conduit for precious metals in the system. The fault appears to host a massive quartz vein structure which is manifested at the surface as silicic sinter and was drilled by a previous operator at a shallow depth, well above the probable zone of gold concentrations.

Seabridge Senior Vice President Bill Threlkeld notes that previous work on the property appears to have focused on a Round Mountain style disseminated target. “Our geological interpretation points to the potential for a higher-grade Goldfields style vein deposit within the ring fault. At surface we see clear indications that we are very high within the system and that the zone of greatest interest should be at least 250 meters below surface and at least 150 meters below previous drilling designed to find a disseminated style of deposit. We plan to test this concept this summer with a three hole drill program of approximately 3,200 meters.”

Last summer, Seabridge geologists commenced an intensive surface mapping and sampling campaign to understand the geology and locate possible sources of anomalous gold occurrences in the area. A total of 878 soil and rock chip samples identified the ring fault structure as a possible source for gold concentrations. A follow-up airborne magnetic survey found that the ring fault produces a discontinuous but discrete negative magnetic response helpful in fixing its location and establishing drill targets. For a full report see www.seabridgegold.net/Four-Mile.pdf.

In 2002, Seabridge staked more than 50,000 acres of claims in Nevada covering more than 30 known gold occurrences as the gold price began to rise. Many of these targets were identified in databases acquired by Seabridge from companies which had left the gold business during the 1990s. Seabridge evaluated this portfolio to determine which projects it would explore for its own account. Twelve were selected for surface exploration work in 2005 including geologic mapping, rock and soil sampling and geophysical surveys. From this work, two were selected for drilling by Seabridge in 2006, the Golden Arrow project and Four-Mile Basin. Seven have been joint ventured to other parties.

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172 King Street East, 3rd Floor; Toronto, Ontario M5A 1J3
Telephone: (416) 367-9292 Facsimile: (416) 367-2711

Exploration activities at the Four-Mile Basin project are being conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101.
Seabridge has acquired a 100% interest in eight North American gold projects, subject to earn-in rights of up to 65% at its Kerr-Sulphurets project and up to 62.5% at its Quartz Mountain project held by potential partners. For a breakdown of the Company’s mineral resources by project and resource category please see http://www.seabridgegold.net/Resource.htm.

All resource estimates reported by the Company, with the exceptions of the historic estimates for the Grassy Mountain, Kerr Sulphurets and Hog Ranch projects, were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Company’s projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company’s Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2004 and in the Company’s 20-F filed with the U.S. Securities and Exchange Commission (available at www.sec.gov/edgar.shtml).

Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management or its independent professional consultants on the date the statements are made.

    ON BEHALF OF THE BOARD
    "Rudi Fronk," President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292 • Fax: (416) 367-2711
Visit our website at www.seabridgegold.net Email: info@seabridgegold.net

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the adequacy or accuracy of this release.